UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 19, 2024

AROGO CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41179	87-1118179
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

848 Brickell Avenue, Penthouse 5, Miami, FL 33131

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (786) 442-1482

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	AOGOU	OTC Markets
Class A Common Stock, $0.0001 par value per share	AOGO	OTC Markets
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AOGOW	OTC Markets

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02 Termination of Material Definitive Agreement.

As previously disclosed by Arogo Capital Acquisition Corp., a Delaware corporation (“Arogo” or the “Company) in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on July 1, 2024, Arogo entered into a business combination agreement on June 25, 2024 (the “Business Combination Agreement”) by and among Arogo, Ayurcann Holding Corp., an Ontario corporation (“PubCo”), DE Ayurcann Merger Sub., Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo (“Merger Sub”), CAN Ayurcann Merger Sub, Inc., an Ontario corporation and a direct, wholly owned subsidiary of PubCo (“Canadian Merger Sub” and, together with PubCo and Merger Sub, each an “Acquisition Entity” and, together, the “Acquisition Entities”), and Ayurcann Holdings Corp., an Ontario corporation (“Ayurcann Holdings”). Capitalized terms used but not otherwise defined herein have the meaning ascribed thereto in the Business Combination Agreement.

On November 19, 2024, Arogo delivered a termination notice (the “Termination Notice”) to Ayurcann that Arogo had terminated the Business Combination Agreement (the “Termination”) and all Ancillary Documents, in accordance with Section 10.1, of the Business Combination Agreement because Ayurcann failed to deliver Audited Financial Statements and Updated Financial Statements in accordance with Section 8.16 of the Business Combination Agreement and because the Transactions have not been consummated on or prior to the Termination Date. In accordance with Section 10.2 of the Business Combination Agreement, Arogo’s Termination Notice included a demand that Ayurcann make a payment of the Company Reimbursement Termination Fee to Arogo.

The Termination Notice does not constitute a waiver of, and shall not prejudice any of Arogo’s rights under the Business Combination Agreement or at law. Arogo reserves all such rights in full to pursue any and all remedies available to it under the Business Combination Agreement and at law.

On November 20, 2024, following delivery of the Termination Notice, Arogo received from Ayurcann a purported termination notice of the Business Combination Agreement (the “Ayurcann Letter”), wherein Ayurcann alleged that Arogo failed to perform the covenants set forth in Section 8.11 and Section 8.22 of the Business Combination Agreement. The Ayurcann Letter further included a demand that, in accordance with Section 10.2(c) of the Business Combination Agreement, Arogo was to pay the SPAC Termination Fee to Ayurcann.

On November 22, 2024, Arogo delivered a response to the Ayurcann Letter, rejecting the timeliness and validity of the Ayurcann Letter, reiterating that the Business Combination Agreement was terminated in accordance with Arogo’s November 19, 2024 Termination Notice, and reiterating the demand for the Company Reimbursement Termination Fee to be paid to Arogo in accordance with the terms of the Business Combination Agreement.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on July 1, 2024, which is incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AROGO CAPITAL ACQUISITION CORP.

	By:	/s/ Suradech Taweesaengsakulthai
		Name:	Suradech Taweesaengsakulthai
		Title:	Chief Executive Officer

Dated: November 25, 2024

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